UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	28 July 2016

Release Number	18/16

UPDATE: SAMARCO

BHP Billiton announced today that it will recognise a provision in the range of US$1.1 billion to US$1.3 billion, which is approximately equivalent to a 50 per cent share of the current estimate of Samarco’s funding obligations under the terms of the Framework Agreement (Agreement) entered into on 2 March 2016. This reflects the ongoing uncertainty surrounding the nature and timing of a potential restart of Samarco’s operations. The associated income statement charge will be recognised as an exceptional item in the June 2016 half-year, together with direct costs of approximately US$100 million (post tax).

Samarco and its shareholders continue to believe that the Agreement provides an effective long-term framework to remediate and compensate for the impacts of the Samarco dam failure. The Foundation provided for under the Agreement has been established to deliver the socioeconomic and environmental programs outlined in the Agreement.

BHP Billiton Chief Executive Officer, Andrew Mackenzie said: “The recognition of the provision demonstrates our support for the long-term recovery of the communities and environment affected by the Samarco tragedy and the belief we have that the Agreement is the most appropriate mechanism to do this.”

The BHP Billiton Board of Directors also approved US$134 million to support the Foundation to allow the continuation of reparatory and compensatory programs. This amount will be offset against the provision recognised today.

A further short-term facility of up to US$116 million is being made available to Samarco to carry out remediation and stabilisation work and to support Samarco’s operations. Funds will be released to Samarco only as required and subject to the achievement of key milestones.

The short-term facility announced today will preserve the value of BHP Billiton’s investment while we continue to monitor developments. The safe restart of the Samarco operations remains an important priority, along with the restructure of Samarco’s debt.

Note:

Samarco Mineração S.A is jointly owned by BHP Billiton Brasil LTDA and Vale S.A. Our 50 per cent interest is accounted for as an equity accounted investment.

On 2 March 2016, Samarco Mineração S.A (Samarco), Vale S.A (Vale) and BHP Billiton Brasil LTDA (BHP Billiton Brasil) entered into an agreement with the Federal Government of Brazil, the States of Espirito Santo and Minas Gerais and certain other public authorities (Brazilian Authorities) (Agreement). The Agreement provides for settlement of claims brought by the Brazilian Authorities on 30 November 2015 seeking the establishment of a fund for clean-up costs and impacts relating to the Fundão tailings dam failure on 5 November 2015. The Agreement provides for the restoration of the environment and communities affected by the Samarco dam failure. On 5 May 2016, the Agreement was ratified by the Federal Court of Appeal in Brasilia.

On 3 May 2016, the Federal Prosecution Office commenced proceedings against Samarco, Vale and BHP Billiton Brasil for BRL155 billion for social, environmental and economic compensation relating to the Samarco dam failure. Also, on 9 June 2016 the Federal Prosecution Office appealed the ratification of the Agreement. On 30 June 2016, the Superior Court of Justice in Brazil, in the case initiated by Brazilian Authorities, issued an interim order suspending the decision of the Federal Court of Appeal to ratify the Agreement. On 14 July 2016 BHP Billiton Brasil filed an appeal against the latter decision before the Superior Court of Justice.

This announcement contains inside information.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Eleanor Colonico	Tara Dines
Tel: +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Eleanor.Colonico@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile +61 427 777 908 Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Amanda Saunders	Tel: +44 20 7802 4131 Mobile: +44 7788 308 844 Email: Rob.Clifford@bhpbilliton.com
Tel: +61 3 9609 3985 Mobile +61 417 487 973 Email: Amanda.Saunders@bhpbilliton.com	Elisa Morniroli Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
United Kingdom and South Africa	Email: Elisa.Morniroli@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022 Email: Ruban.Yogarajah@bhpbilliton.com	James Wear Tel: +1 212 310 1421 Mobile: +1 347 882 3011 Email: James.Wear@bhpbilliton.com
North America

Bronwyn Wilkinson
Mobile: +1 604 340 8753
Email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	July 28, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary